Exhibit 99.14

Press Release

Australia: Offshore Production Starts Up at Ichthys LNG Project

Paris, July 30, 2018 – The Ichthys LNG Project reached a major milestone on July 27 with the opening of the first offshore production well, marking the start of 40 years of operations of this gas and condensate field. At full capacity, the offshore facilities are expected to produce 1,600 mmscfd of gas (285,000 barrels of oil equivalent per day) and 85,000 barrels of condensate per day. The gas will be exported to an onshore Liquefied Natural Gas (LNG) plant which will produce 8.9 million tons of LNG per year for supplying the Asian market, and approximately 1.65 million tons of liquefied petroleum gas (LPG) per year as well as an additional 15,000 barrels of condensate a day.

“The start-up of production on Ichthys is a major achievement. Ichthys will be an important addition to Total’s portfolio in the fast growing LNG market and will also contribute to the Group’s production and cash flow growth in the coming years”, commented Arnaud Breuillac, President Exploration & Production at Total.

Ichthys LNG

The project consists of the development of the Ichthys gas and condensate field offshore northwestern Australia (in 260 meters of water depth) and a 889-kilometer gas pipeline together with an onshore LNG plant near Darwin in the Northern Territory.

The offshore facilities consist of a subsea well development connected to a central processing facility (CPF1) for gas treatment and a floating processing, storage and offloading (FPSO2) vessel for condensate.

Onshore installations consist of two LNG trains with a combined capacity of 8.9 million tons per year and facilities for the extraction and the export of LPGs and condensate.

Total holds a 30% stake in the Ichthys LNG project, alongside INPEX (operator, 62.245%) and CPC Corporation, Taiwan (2.625%), Tokyo Gas (1.575%), Osaka Gas (1.2%), Kansai Electric Power (1.2%), JERA (0.735%) and Toho Gas (0.42%).

Total in Australia

Total has been active in the upstream oil and gas industry in Australia since 2005. In addition to the Ichthys LNG project, Total has, in Queensland, a 27.5% interest alongside Santos, Petronas and Kogas in the GLNG Coal Seam Gas-to-LNG project. Offshore, Total has interests in five exploration licenses in the Browse, Bonaparte and Carnarvon Basins, three of which it operates.

[1]	CPF : Central Processing Facility for gas treatment
[2]	FPSO : Floating Processing, Storage and Offloading

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.